UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-36306
CUSIP NUMBER 269796108

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN

☐ Form N-CSR

For Period Ended:	March 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Eagle Pharmaceuticals, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
50 Tice Boulevard, Suite 315
Address of Principal Executive Office (Street and Number)
Woodcliff Lake, NJ 07677
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eagle Pharmaceuticals, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (the “Q1 2024 Form 10-Q”). The Company is unable to file the Q1 2024 Form 10-Q within the prescribed time period without unreasonable effort or expense primarily due to the circumstances described below.

As previously disclosed, the Company intends to restate its financial statements for the three and six months ended June 30, 2023, the review and preparation of which are currently ongoing. In addition, the Company’s review and preparation of its financial statements for the quarter ended September 30, 2023 and year ended December 31, 2023 remain ongoing. Due to the time and effort devoted to these matters, the Company is delayed in its reporting and review process for the quarter ended March 31, 2024. Accordingly, the Company does not expect to complete the preparation and filing of the Q1 2024 Form 10-Q by the prescribed due date or within the extended time period permitted by Rule 12b-25.

As previously disclosed, on November 27, 2023, the Company received a delinquency notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) advising the Company that due to the failure to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Q3 2023 Form 10-Q”), the Company is not in compliance with Nasdaq’s continued listing requirements under Nasdaq Listing Rule 5250(c)(1) (the “Rule”). In accordance with Nasdaq rules, following timely submission by the Company of a compliance plan, Nasdaq granted the Company until May 13, 2024, to regain compliance with the Rule. On April 8, 2024, the Company received an additional notice from Nasdaq advising the Company that due to the Company’s failure to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”), the Company is not in compliance with the Rule, and the Company’s failure to timely file the Q1 2024 Form 10-Q with the Securities and Exchange Commission (“SEC”) is also not in compliance with the Rule. As the Company is not filing its Q3 2023 Form 10-Q or the 2023 Form 10-K by the May 13, 2024 extension deadline, the Company expects that Nasdaq will provide written notification that the Company’s securities will be subject to delisting. Following receipt of such a delisting notice, the Company may request a hearing before an independent Nasdaq Hearings Panel (the “Panel”). The hearing request would automatically stay any suspension or delisting action for 22 calendar days from the date of the delisting notification. In connection with the hearing request, the Company may request that the stay be extended through the conclusion of the hearings process and the expiration of any additional extension period granted by the Panel following the hearing. There can be no assurance that any hearing would be successful, that an extended stay or additional extension would be granted, that the Company will be able to regain compliance with the Rule or maintain compliance with the other continued listing requirements set forth in the Nasdaq Listing Rules or that the Company will be able to continue its listing on Nasdaq.

In addition, as previously disclosed, the Company has identified ineffective disclosure controls and procedures and material weaknesses in its internal control over financial reporting. The Company is continuing to evaluate its internal control over financial reporting and expects to report its remediation plan and further information regarding the material weaknesses in its 2023 Form 10-K.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael Graves	201	326-5300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for period ended March 31, 2024

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III above, the Company is currently not in a position to provide a reasonable estimate of the anticipated changes in its results of operations for the quarter ended March 31, 2024, compared to its results of operations for the quarter ended March 31, 2023.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and other securities law. Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “could,” “may,” “intend,” “remain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “seek,” “continue,” “estimate,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements with respect to: the Company’s internal control over financial reporting and disclosure controls and procedures and related remediation, the expected restatement of financial statements, the time and effort required to complete the Company’s financial statements, expectations with respect to filings with the SEC and the timing and content thereof, the Company’s expectations regarding its financial results, the Company’s expectations regarding the receipt of delisting notification from Nasdaq, the potential to obtain any additional extensions or stays from Nasdaq, and the Company’s ability to regain or maintain compliance with the Nasdaq Listing Rules or continue its listing on Nasdaq and the outcome of any hearing process. All of such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the Company’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Such risks and uncertainties include, but are not limited to: the completion of the review and preparation of the Company’s financial statements and internal control over financial reporting and disclosure controls and procedures and the timing thereof; the discovery of additional information; further delays in the Company’s financial reporting, including as a result of unanticipated factors; the Company’s ability to comply with its obligations under its credit agreement; the possibility that the Company will be unable to regain compliance with, or thereafter continue to comply with, the Nasdaq Listing Rules, or experience violations of additional Nasdaq Listing Rules; the possibility that Nasdaq may delist the Company’s securities; the Company’s ability to remediate material weaknesses in its internal control over financial reporting; the Company’s ability to recruit and hire a new Chief Executive Officer and new Chief Financial Officer; the ability of the Company to realize the anticipated benefits of its plan designed to improve operational efficiencies and realign its sales and marketing expenditures and the potential impacts thereof; the impacts of the post- COVID-19 environment and geopolitical factors such as the conflicts between Russia and Ukraine and Hamas and Israel; delay in or failure to obtain regulatory approval of the Company’s or its partners’ product candidates and successful compliance with Federal Drug Administration, European Medicines Agency and other governmental regulations applicable to product approvals; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; whether the Company can successfully market and commercialize its products; the success of the Company's relationships with its partners; the outcome of litigation; the strength and enforceability of the Company’s intellectual property rights or the rights of third parties; competition from other pharmaceutical and biotechnology companies and competition from generic entrants into the market; unexpected safety or efficacy data observed during clinical trials; clinical trial site activation or enrollment rates that are lower than expected; the risks inherent in drug development and in conducting clinical trials; risks inherent in estimates or judgments relating to the Company’s critical accounting policies, or any of the Company’s estimates or projections, which may prove to be inaccurate; unanticipated factors in addition to the foregoing that may impact the Company’s financial and business projections and guidance and may cause the Company’s actual results and outcomes to materially differ from its estimates, projections and guidance; and those risks and uncertainties identified in the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 23, 2023, the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 9, 2023, and for the quarter ended June 30, 2023, filed with the SEC on August 8, 2023, and its subsequent filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements. All forward-looking statements contained in this current report on Form 8-K speak only as of the date on which they were made. Except to the extent required by law, the Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Eagle Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2024	By:	/s/ Michael Graves
	Name:	Michael Graves
	Title:	Interim Executive Chairman of the Board and Interim Principal Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).